TIME IS SHORT URGENT ACTION NEEDED! Attention Shareholder: We have been trying to reach you. United Development Funding IV needs your vote today for the upcoming Special Meeting. PLEASE CALL TODAY FOR MORE INFORMATION AND TO VOTE BY TELEPHONE: INNISFREE M&A INCORPORATED Toll-free: (877) 687-1871

Additional Information About the Merger The proposed merger to be voted on at the Special Meeting is subject to the approval of UDF IV shareholders and other customary closing conditions. Ready Capital Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus that was declared effective on January 8, 2025. UDF IV called the Special Meeting to approve the proposed merger and distributed the proxy statement/prospectus and other documents to its shareholders in connection with the Special Meeting beginning on or about January 9, 2025. The proxy statement/prospectus contains important information about the proposed merger and related matters. WE URGE YOU TO READ CAREFULLY THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, AND THE OTHER RELEVANT DOC-UMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER. You may obtain free copies of the registration state-ment, the proxy statement/prospectus and other relevant documents filed by Ready Capital with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also avail-able free of charge on Ready Capital’s website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy state-ment/prospectus and other relevant documents made available by UDF IV free of charge on www.UDFIVReadyCapMerger.com.